Exhibit 99.1

Press Release

HUTCHMED Announces Expanded Coverage on National Reimbursement Drug List and Inclusion in the First Commercial Insurance Drug List in China

Hong Kong, Shanghai & Florham Park, NJ — Monday, December 8, 2025: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that following the contract renewal with the China National Healthcare Security Administration (“NHSA”), the updated National Reimbursement Drug List (“NRDL”) effective on January 1, 2026 will continue to include ELUNATE®, ORPATHYS® and  SULANDA®. In addition, TAZVERIK® will be included in the first edition of the National Commercial Health Insurance Innovative Drug List (“Commercial Insurance Drug List”).

ELUNATE® (fruquintinib) is included for the treatment of patients with advanced endometrial cancer with Mismatch Repair proficient (pMMR) tumors that have failed prior systemic therapy and are not candidates for curative surgery or radiation, in combination with TYVYT® (sintilimab injection). It is also renewed for the treatment of patients with metastatic colorectal cancer who have previously received fluoropyrimidine, oxaliplatin and irinotecan-based chemotherapy, and those who have previously received or are not suitable for receiving anti-VEGF therapy or anti-epidermal growth factor receptor (EGFR) therapy (RAS wild-type).

ORPATHYS® (savolitinib) is included for treatment of adult patients with locally advanced or metastatic non-small cell lung cancer with MET exon 14 skipping alteration.

SULANDA® (surufatinib) is renewed for the treatment of patients with unresectable; locally advanced or metastatic; progressive non-functional, well-differentiated (G1 or G2) pancreatic and non-pancreatic neuroendocrine tumors.

TAZVERIK® (tazemetostat) is included in the Commercial Insurance Drug List for the treatment of adult patients with relapsed or refractory follicular lymphoma with EZH2 mutation who have received at least two prior systemic therapies. In July 2025, the NHSA issued the 2025 Adjustment Work Plan for the NRDL and the Commercial Health Insurance Innovative Drug List, announcing the establishment of the new Commercial Insurance Drug List. This list, together with the NRDL, forms a key component of China’s multi-level medical insurance system. This new list focuses on medicines with high innovation and significant clinical value that fall beyond the scope of basic medical insurance, including certain high-cost oncology drugs, gene therapies, and rare disease therapies, enabling reimbursement through commercial health insurance products such as high-limit medical insurance, inclusive health plans (“Huiminbao”) and group health insurance. This multi-layered reimbursement framework enhances patient access to breakthrough treatments while supporting the sustainable development of China’s innovative pharmaceutical sector.

About NRDL

The government in China has placed great importance on improving the affordability of drug treatments for the public. As of end of 2024, 1.33 billion people in China had basic medical insurance coverage, representing around 95% of the entire population. The NRDL is updated every year, and inclusion on the list is subject to renewal every two years. The NHSA annually convenes a broad network of experts in medicine, pharmacology, pharmacoeconomics and actuarial valuation to identify innovative medicines to consider for NRDL inclusion. Reimbursement of Category B medicines, including novel oncology medicines, requires varying degrees of copayment from patients, depending on their provinces or types of NHSA insurance scheme enrollment.

About Fruquintinib

Fruquintinib is a selective oral inhibitor of all three vascular endothelial growth factor receptors (“VEGFR”) -1, -2 and -3. Fruquintinib is co-developed and co-commercialized in China by HUTCHMED and Eli Lilly and Company under the brand name ELUNATE®. Takeda holds the exclusive worldwide license to further develop, commercialize, and manufacture fruquintinib outside mainland China, Hong Kong and Macau, marketing it under the brand name FRUZAQLA®.

About Savolitinib

Savolitinib is an oral, potent and highly selective MET tyrosine kinase inhibitor that has demonstrated clinical activity in advanced solid tumors. It blocks atypical activation of the MET receptor tyrosine kinase pathway that occurs because of mutations (such as exon 14 skipping alterations or other point mutations), gene amplification or protein overexpression. Savolitinib is being jointly developed by AstraZeneca and HUTCHMED, and commercialized by AstraZeneca under the brand name ORPATHYS®.

About Surufatinib

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFRs and fibroblast growth factor receptor (FGFR), which both inhibit angiogenesis, and colony stimulating factor-1 receptor (CSF-1R), which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib is marketed in China by HUTCHMED under the brand name SULANDA®. HUTCHMED currently retains all rights to surufatinib worldwide.

About Tazemetostat

Tazemetostat is a first-in-class methyltransferase inhibitor of EZH2 developed by Epizyme, an Ipsen company. HUTCHMED entered into a strategic collaboration with Epizyme to research, develop, manufacture and commercialize tazemetostat in Chinese Mainland, Hong Kong, Macau and Taiwan.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations for the commercialization of fruquintinib, savolitinib, surufatinib and tazemetostat in China, the potential benefits and further clinical development of fruquintinib, savolitinib, surufatinib and tazemetostat, its expectations as to whether further studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the commercial acceptance of fruquintinib, savolitinib, surufatinib and tazemetostat, the impact of the inclusion of fruquintinib, savolitinib and surufatinib on the NRDL and tazemetostat on the Commercial Health Insurance Innovative Drug List on sales of the drug and its pricing, clinical trial enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of fruquintinib, savolitinib, surufatinib and tazemetostat to obtain regulatory approval for a targeted indication in different jurisdictions and the sufficiency of funding. In addition, as certain studies rely on the use of other drug products such as sintilimab as combination therapeutics, such risks and uncertainties include assumptions regarding their safety, efficacy, supply and continued regulatory approval. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7421 898 348 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000